SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 001-32748
CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated April 21, 2008

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"

For Immediate Release	April 21, 2008
TSX: CTQ, AMEX: ETQ

ECUADOR CONSTITUTIONAL ASSEMBLY - MINING MANDATE UPDATE

VANCOUVER, CANADA, April 21, 2008 – Further to the company's news release of April 18, 2008, Corriente has completed an initial review of the new Mining Mandate that was approved by the Ecuador Constitutional Assembly on April 18, 2008.

A number of the articles contained in this Mandate are very unclear and consequently, we are not yet able to fully assess any potential impact on some of our concession holdings in the country. After a meeting with mining sector representatives on Friday, April 18, 2008, the President of Ecuador, through the Presidential Press, issued a statement clarifying the intent of the Mining Mandate, which states the following:

Quito, April 18, 2008 – The President of the Republic, Rafael Correa reiterated today that the Mining Mandate seeks to eliminate all the illegal concessions but "it is not suspending the mining activity in Ecuador," he said.

The leader manifested this during the meeting in the Cabinet Hall with several representatives of the country's mining sector, in which he clarified that, "The Mining Mandate does not impede future concessions, but rather the majority of the current ones that are in a bad state and will have to be reverted in order to grant them later within a new legislative frame", he explained.

Finally, the Head of the State manifested that, "The current dilemma is not to say yes or no to mining, but rather to seek for responsible, economical, social and environmental mining," he said, after insisting that the position of the Government of the Citizen Revolution is yes to mining, but responsible mining.

In March 2008, Corriente was given title confirmation from the Ministry of Mines and Petroleum ("MMP") as part of the company's annual audit process. This process confirmed that all of our concessions are in good standing. To date, we are not aware of any changes in the "good-standing" status of our concessions. We are in the process of finalizing meetings with the office of the President of Ecuador and the MMP over the next few days to be able to provide more clarity to investors about the intent and potential impact of the Mandate.

Over the last eight years Corriente has invested over CDN$ 80 Million in its Ecuador projects, using capital provided by investors in Canada, United States and Europe. These capital contributions have allowed the company to advance the potential mineral wealth of Ecuador from a very early exploration stage, where almost nothing was known about the geology of southeast Ecuador, to establishing the existence and feasibility of world class copper resources. These resources have the potential to bring billions of dollars in infrastructure development and associated jobs for the benefit of the people of Ecuador. Uncovering the existence of these important copper resources has required years of drilling and engineering studies by our dedicated Ecuadorian team and support from local communities, who realize there can be a better future for their children utilizing the benefits from responsible resource development.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

Corriente CEO and President, Ken Shannon, commented, "We believe that the President's message has been consistent over the last six months. That message is that there is a place in Ecuador for responsible mining and Corriente supports the President in advancing this message.

While the Mining Mandate has obscured this message, we do not believe there are any pervasive changes to the President's plans for mining in Ecuador. Clearly, it is important for the Government of Ecuador to provide greater clarity so that mining companies and their shareholders can believe in the Administration's plans for allowing responsible mining in Ecuador.

Events such as those over the last few days confirm that frontier mining development requires patience and a long-term outlook. We continue to believe that mining can make an important contribution to the future in Ecuador. With over CDN$ 90 Million in the treasury and an excellent Ecuador-based development team in place, Corriente is well-positioned to continue working with the Ecuador Government in developing a responsible mining industry for the benefit of all stakeholders."

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in approximately 62,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos, as well as six additional copper exploration targets. Corriente is currently in discussions with a number of potential partners about participation in the company's Panantza – San Carlos project.

"Ken Shannon"

Kenneth R. Shannon
CEO and President

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our web site at www.corriente.com.

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: April 21, 2008
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer